Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-200664

Prospectus Supplement No. 5

(to Prospectus dated May 14, 2015)

NEUROTROPE, INC.

25,225,000 Shares of Common Stock

This prospectus supplement no. 5 supplements the prospectus dated May 14, 2015, which forms a part of our registration statement on Form S-1 (Registration Statement No. 333-200664) relating to the resale of up to 25,225,000 shares of our common stock by the selling stockholders named in the “Selling Stockholders” section of the prospectus. We will not receive any proceeds from the sale of our shares by the selling stockholders.

This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2015 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The attached information amends and supplements certain information contained in the prospectus. This prospectus supplement is not complete without, and should not be delivered or utilized, except in conjunction with the prospectus, including any supplements and amendments thereto. You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB marketplace under the symbol “NTRP.” On September 25, 2015, the last reported closing price of our common stock was $0.77 per share.

Investing in our common stock involves risks. You should carefully consider the risk factors for our common stock, which begin on page 10 of the prospectus, as well as any updates to such risk factors included in any supplements and amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 28, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2015

NEUROTROPE, INC.

(Exact name of registrant as specified in its charter)

Nevada	333-172647	46-3522381
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

50 Park Place, Suite 1401

Newark, New Jersey 07102

(Address of principal executive offices, including ZIP code)

(973) 242-0005

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers

Employment Agreement

On September 28, 2015, Neurotrope, Inc., and Neurotrope BioScience, Inc., a wholly-owned operating subsidiary of Neurotrope, Inc. (together with Neurotrope, Inc., the “Company”) consolidated its prior agreements, understandings and commitments into an Employment Agreement with Charles S. Ramat to serve as the President and Chief Executive Officer of the Company (the “Employment Agreement”). Mr. Ramat has been serving in this capacity since September 12, 2014. The Employment Agreement supersedes and replaces all such prior agreements, understandings and commitments with respect to Mr. Ramat’s employment and (until its expiration or termination) supersedes and replaces the consulting agreement effective February 28, 2013, as amended, between the Ramat Consulting Group, a related party to Mr. Ramat, and Neurotrope BioScience, Inc. (the “Consulting Agreement”). There is no change in Mr. Ramat’s cash compensation as previously disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015. The Employment Agreement is effective as of September 28, 2015, and has a term of one year with automatic renewals for successive one-year periods unless terminated by either party upon 60 days’ written notice prior to the expiration of the then-current term, or until such employment is earlier terminated in accordance with termination provisions set forth in the Employment Agreement (the “Employment Term”). During the Employment Term, so long as Mr. Ramat is willing to stand for re-election, the Company agreed to nominate him for re-election as a director at the annual meeting (and any other meeting) of stockholders for the election of directors.

Under the Employment Agreement, Mr. Ramat is entitled to five weeks of paid vacation per annum and general expense reimbursement for pre-approved business related expenses incurred in the performance of his duties. He will also be eligible for all benefits and retirement, life, disability, medical and dental plan benefits generally available to the Company’s officers in accordance with the terms of those plans.

If Mr. Ramat’s employment is terminated for any reason, he is entitled to his accrued benefits. In addition, if his employment is terminated during the Employment Term by the Company for a reason other than Cause (as defined in the Employment Agreement), death or disability, or is terminated by Mr. Ramat for Good Reason (as defined in the Employment Agreement), or as a result of the Company not renewing the Employment Term, in each case, subject to Mr. Ramat’s compliance with certain conditions, then Mr. Ramat is entitled to receive a severance amount equal to his then-current base salary less $50,000 multiplied by 50%, payable in a single lump sum. If Mr. Ramat’s employment is terminated by: (i) the Company for Cause or due to Mr. Ramat’s death or disability, or (ii) by Mr. Ramat without Good Reason, then he is not entitled to any severance, and shall only be entitled to his accrued benefits.

The Employment Agreement contains non-competition, non-solicitation and non-disclosure covenants of Mr. Ramat.

The foregoing description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

10.1	Employment Agreement, among Neurotrope, Inc., Neurotrope BioScience, Inc. and Mr. Charles S. Ramat, made as of September 28, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEUROTROPE, INC.

Dated: September 28, 2015	By:	/s/ Robert Weinstein
Name: Robert Weinstein Title: Chief Financial Officer, Executive Vice President, Secretary and Treasurer

EXHIBIT INDEX

No.	Description

10.1	Employment Agreement, among Neurotrope, Inc., Neurotrope BioScience, Inc. and Mr. Charles S. Ramat, made as of September 28, 2015.

Exhibit 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”), dated as of September 28, 2015 (the “Effective Date”), is made by and between Neurotrope, Inc., a Nevada corporation and its operating subsidiary, Neurotrope BioScience. Inc., a Delaware corporation (collectively, the “Company”), and Charles S. Ramat (“Executive”). In consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1.                  Employment and Duties. Subject to the terms and conditions of this Agreement, the Company agrees to employ Executive to serve as President and Chief Executive Officer of each of Neurotrope, Inc. and Neurotrope BioScience, Inc. on a full-time basis; provided, however that Executive shall be permitted to have sufficient time to handle other personal and business affairs which do not interfere with his responsibilities to the Company. Executive accepts such employment and agrees to undertake and discharge the duties and responsibilities customary to such position as may be reasonably prescribed from time to time by the Board of Directors (the “Board”) of the Company. Throughout the Employment Term (as defined below), Executive shall report to the Board. Executive’s office shall be located at the Company’s offices in Newark, New Jersey or in the New York metropolitan area if the current offices are moved.

2.                  Term. The term of Executive’s employment pursuant to this Agreement commences on the Effective Date and, unless terminated as set forth in Section 8, shall continue for a period of one (1) year ending on the first anniversary of the Effective Date (the “Initial Term”). Following the Initial Term, this Agreement shall be extended automatically for successive one (1) year periods (each, an “Extension Term”), unless either party gives written notice to the other party at least sixty (60) days prior to the end of the Initial Term or the then-current Extension Term, as applicable, of its intention not to extend the term of the Agreement (termination pursuant to the delivery of such notice by either party, “Non-Renewal”, and the Initial Term and any Extension Term(s), collectively, the “Employment Term”). Notwithstanding the foregoing, Executive shall at all times be considered an “at will” employee (subject to the obligations set forth in this Agreement). During the Employment Term, so long as the Executive is willing to stand for re-election, the Company shall nominate him for re-election as a Director at the annual meeting (and any other meeting) of stockholders for the election of Directors and use its best efforts to secure his re-election.

3.                  Salary. During each year of the Employment Term, Neurotrope shall pay Executive an annual base salary, before deducting all applicable withholdings required by law, of Four Hundred Fifty Thousand Dollars ($450,000) per year (the “Base Salary”), all salaries payable at the time and in the manner dictated by the Company’s standard payroll policies.

4.                  Other Compensation and Fringe Benefits. In addition to any executive bonus, retirement, deferred compensation and long-term incentive plans which the Company may from time to time make available to Executive, Executive shall be entitled to the following during the Employment Term:

a.                   all benefits generally available to the Company’s and/or Neurotrope’s officers in accordance with the terms of those benefit plans or comparable reimbursement in accordance with the Company’s policies;

b.                  all retirement, life, disability, medical and dental plan benefits generally available to the Company’s and/or Neurotrope’s officers in accordance with the terms of those plans or comparable reimbursement in accordance with the Company’s policies;

c.                   immediately upon commencement of the Employment Term, Executive shall, subject to applicable law, become a named insured under the Company’s Directors and Officers (“D&O”) insurance and be entitled to the same coverage under such D&O insurance policy as historically provided to the Company’s President and/or Chief Executive Officer;

d.                  a discretionary incentive bonus determined by the Board of up to fifty percent (50%) of the Base Salary (the “Bonus”) commencing with his appointment to Chief Executive Officer on September 12, 2014, and annually thereafter to be earned and payable based upon attainment of both corporate and individual annual performance goals as determined by the Board or the Compensation Committee thereof after consultation with Executive. Executive’s performance goals for a year shall be determined and communicated to Executive no later than December 31st of the immediately preceding year (i.e., December 31, 2015 for the 2016 bonus opportunity). The Bonus opportunity may be periodically reviewed and may from time to time be adjusted as determined by the Board or the Compensation Committee thereof. The Bonus shall be paid not later than March 15 of the calendar year immediately following the year to which the Bonus relates. Notwithstanding the foregoing, Executive’s performance 2015 shall be considered and any bonus amount for 2015 shall be paid with any bonus payable for performance during 2015 to other officers of the Company; and

e.                  compensation in the same amounts as the Company provides to its directors for service in the capacity of a director.

5.                  Equity Incentive Grant. Contingent upon Neurotrope, Inc.’s successful completion of a financing transaction pursuant to which it raises at least ten million dollars ($10,000,000)(the “Financing Transaction”) in direct gross proceeds to the Company during the first eighteen (18) months of the Employment Term, Neurotrope, Inc. shall grant to Executive a non-qualified stock option exercisable for 100,000 shares of common stock of Neurotrope, Inc. (the “Financing Option”). The Financing Option will be issued to Executive on the date of the closing of the applicable Financing Transaction (assuming Executive remains employed under this Agreement as the President and Chief Executive Officer of the Company as of such date), will be fully vested as of the date of the grant, and will have an exercise price per share equal to the price per share paid by investors for securities of the Neurotrope, Inc. in the applicable Financing Transaction, and will have an exercise period of ten (10) years from the date of grant which is not reduced by any termination of employment or services.

6.                  Vacation. Executive shall be entitled to five (5) weeks of paid vacation per annum, which shall accrue at a rate of 2.083 days per month from the Effective Date, to be taken at a time or times acceptable to the Company, having regard to its operations. In addition, Executive shall be entitled to such holidays consistent with Neurotrope’s policies and practices with respect to its officers.

7.                  General Expense Reimbursement. Neurotrope shall reimburse Executive for all pre-approved business related expenses incurred in the performance of Executive’s job duties, promptly upon presentation of appropriate supporting documentation and otherwise in accordance with the expense reimbursement policy of Neurotrope.

8.                  Termination of Employment. The Company or Executive may terminate Executive’s employment at any time and for any reason in accordance with this Section 8. The Employment Term shall be deemed to have ended on the Date of Termination (as defined herein).

a.                   Notice of Termination. Any purported termination of Executive’s employment (other than by reason of (i) death or (ii) Non-Renewal) shall be communicated by written Notice of Termination (as defined herein) from one party to the other in accordance with the notice provisions contained in Section 19. For purposes of this Agreement, a “Notice of Termination” shall mean a notice that indicates the Date of Termination (as that term is defined in Section 8(b)), and, with respect to a termination due to Cause (as that term is defined in Section 8(c)) or Disability (as that term is defined in Section 8(d)), sets forth in reasonable detail the facts and circumstances that are alleged to provide a basis for such termination) and further, with respect to a termination by Executive due to Good Reason (as that term is defined in Section 8(e)), sets forth in reasonable detail the facts and circumstances that are alleged to provide a basis for such termination. A Notice of Termination from the Company shall specify whether the termination is with or without Cause or due to Disability, and a Notice of Termination from the Executive shall specify whether the termination is with or without Good Reason.

b.                  Date of Termination. For purposes of the Agreement, “Date of Termination” shall mean, (i) in the case of termination by reason of Executive’s death, the date of Executive’s death; (ii) in the case of Non-Renewal, the last day of the Initial Term or the then-current Extension Term, as applicable; and (iii) in any other case, the date specified in the Notice of Termination (which date shall not be earlier that the sixtieth (60th) day following the date the Notice of Termination is given except in the case of termination for Cause, for which the Company may give less than sixty (60) days’ notice but at least ten (10) business days notice(during which notice period the Executive shall have the opportunity to explain the situation and correct any misunderstandings), and termination for Good Reason, for which the Executive may give less than sixty (60) days’ notice but at least ten (10) business days notice(during which notice period the Company shall have the opportunity to explain the situation and correct any misunderstandings).

c.                   Cause. For purposes of this Agreement, “Cause” shall mean: (i) any substantial, continuing material breach of this Agreement by Executive; (ii) any willful or gross neglect by Executive of his duties and responsibilities hereunder; (iii) any fraud, criminal misconduct, breach of fiduciary duty, or dishonesty by Executive in connection with the performance of his duties and responsibilities hereunder; (iv) the commission by Executive of any (A) felony or (B) crime or act of moral turpitude; (v) insubordinate disregard of any reasonable lawful direction given to Executive by the Board; or (vi) significant failure or significant refusal to comply with the Company’s or Neurotrope’s reasonable and lawful written policies and procedures as provided to Executive in advance; as determined by a majority of the members of the Neurotrope, Inc. Board of Directors; provided, however, that clauses (v) and (vi) shall not be Cause for termination if at the time of Executive’s refusal to follow such instructions or policies, Executive has Good Reason pursuant to Section 8(e) of this Agreement.

d.                  Disability. For purposes of this Agreement, “Disability” means Executive is entitled to long-term disability benefits under Neurotrope’s long-term disability plan or policy as in effect on the Date of Termination, or if no such policy exists, Executive’s inability, for a period of at least six (6) consecutive months, to perform the functions, duties and responsibilities which he had been performing for the Company, by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than twelve (12) months, as determined by an independent and licensed medical doctor agreed to by the parties.

e.                   Good Reason. The Executive may terminate the Employment Term for “Good Reason”. For purposes of this Agreement, “Good Reason” shall mean that (i) the Company has failed, without Executive’s consent, to pay Executive any compensation, benefits or reimbursements due to Consultant under Sections 3, 4 or 5 of this Agreement, (ii) the Company has breached any of its material representations, warranties or covenants under this Agreement, the Preferred Stock Agreement, as amended, the Stock Option Agreements, or any other agreement between the Company and the Executive; (iii) the Executive’s compensation is reduced, (iv) the Executive’s position, title or authority is materially reduced without his consent; (v) the Executive is willing to stand for re-election as a Director of the Company at an annual meeting or any other meeting of stockholders for election of Directors, but is not renominated by the Company’s management for a reason other than Cause, (vi) a Change of Control (as defined herein) has occurred (vii) the Company relocates Executive’s place of work outside of the New York metropolitan area, or (viii) a Successor to the Company, as defined below, fails to assume expressly and agree in writing to perform this Agreement, as referred to in Section 26 below. To be considered a resignation for Good Reason under this Paragraph, the Executive must resign employment within 60 days of the Executive’s actual knowledge of the occurrence of the Good Reason event.

f.                   Change of Control. For purposes of this Agreement, “Change of Control” shall mean the occurrence of any of the following events (for purposes of this Section 8(f), persons will be considered to be acting as a group if they are the owners of a corporation or other entity that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company):

(i) A change in ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of stock in the Company that, together with the stock already held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; or.

(ii) The individuals who constitute the members of the Board cease, by reason of a financing, merger, combination, acquisition, takeover, change of ownership, or other non-ordinary course transaction affecting the Company, to constitute at least fifty-one (51%) of the members of the Board; or

(iii) The consummation of any of the following events: (A) a change in the ownership or control of a substantial portion of the Company’s assets, which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions, including without limitation, by sale, license or other contractual relationship, (B) a merger, consolidation or reorganization involving the Company, where either or both of the events described in clauses (i) or (ii) above would be the result, (C) a liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, or the filing by a third party of an involuntary bankruptcy against, the Company, or the filing by the Company of voluntary bankruptcy or other insolvency or reorganization proceeding, or (D) the Company ceases to actively conduct business.

9.                  Obligations of the Company upon Termination. Upon the termination of Executive’s employment for any reason or no reason, with or without Cause, or with or without Good Reason, or upon Non-Renewal, he shall be entitled to his accrued but unpaid vacation and the Base Salary through the Date of Termination; any unpaid Bonus for any year prior to the year in which Executive’s employment terminates; any benefits mandated under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or state equivalent, or required under the terms of any death, insurance, or retirement plan, program, or agreement provided by the Company to which Executive is a party or in which Executive is a participant, including, but not limited to, any short-term or long-term disability plan or program, if applicable (collectively, the salary and benefits described in the preceding sentence shall be referred to herein as the “Accrued Benefits”).

a. Termination by the Company for a Reason Other than Cause; Termination by the Executive for Good Reason; and Non-Renewal by the Company. In addition to the Accrued Benefits, if Executive’s employment is terminated during the Employment Term by the Company for a reason other than Cause, Death or Disability, or is terminated by the Executive for Good Reason, or upon expiration of the Initial Term or any Extension Term, is not renewed by the Company, provided that Executive and the Company execute a full general mutually agreeable mutual release subject to the terms of this Agreement (setting forth customary exceptions to the release by Executive including without limitation, Executive’s entitlement to the Accrued Benefits and Severance, continued indemnification and D&O insurance policy coverage, all rights under stock option and stock award agreements, shareholder, registration rights, investor rights and similar agreements, rights as a shareholder of the Company and restoration of the Consulting Agreement with Ramat Consulting Corp. as referred to in Section 14 below) , and not revoked during the seven (7) days following delivery of such release, releasing all claims, known or unknown, that Executive may have against the Company and their affiliates (other than the exceptions as referred to above) and the Company and its affiliates may have against Executive and such release has become effective in accordance with its terms prior to the sixtieth (60th) day following the Date of Termination (with the Company covenanting to execute such release within three (3) days after Executive executes such release), then Executive shall be entitled to payment by the Company in a lump sum equal to Executive’s then current Base Salary less $50,000 multiplied by 50%, or $200,000 ($450,000 - $50,000 X 50%) as of this date; such amount to be paid on the sixtieth (60th) day following the Date of Termination (the “Severance”). The Severance shall be contingent upon Executive’s compliance with Sections 10, and 12. For the avoidance of doubt, notwithstanding anything in this Section 9(a) to the contrary, if Executive’s employment is terminated for any reason set forth in Section 9(b), below, then Executive shall not be entitled to receive the Severance. In addition, in such events of termination under this Section 9(a) or non-renewal, in addition to the Severance, the Consulting Agreement between the Company and Ramat Consulting Corp. dated February 28, 2013 shall, upon the Termination Date, be automatically, and without any further action by the parties hereto, be restored and fully effective and reinstated under the same terms and conditions as set forth therein, as referenced in Section 14 below. Furthermore, in the event of a termination by the Company without Cause or for Non-Renewal or due to death or Disability or by the Executive with Good Reason, (i) all unvested options under all of the Stock Option Agreements between the Company and Executive (including without limitation, two such agreements dated August 23, 2013, an agreement dated July 23, 2014) shall be allowed to vest during the balance of their term, automatically and without any further action by the parties hereto notwithstanding that Executive, on the scheduled vesting dates, may no longer be an employee, director, or service provider to the Company, and (ii) all vested options (including those whose vesting occurs pursuant the preceding clause) under all of the Stock Option Agreements between the Company and Executive (including without limitation, options granted under three agreements dated August 23, 2013; under agreement dated July 23, 2014; under agreement dated September 22, 2014; and under agreement covering the Financing Option) shall continue to be exercisable for a period of ten (10) years following the respective dates of grant.

b. Termination by the Company for Cause or by Reason of Death or Disability and Termination by Executive without Good Reason. If Executive’s employment is terminated during the Employment Term; (x) by the Company for Cause or due to Executive’s death or Disability; or (y) by Executive without Good Reason, then Executive shall not be entitled to receive the Severance, and shall only be entitled to the Accrued Benefits. In the event of Executive’s death, all amounts payable to Executive shall be payable to Executive’s estate, and in the event of Executive’s Disability, all amounts payable to Executive shall be payable to Executive or Executive’s legal representative.

10.              Confidentiality. Executive acknowledges and agrees that: (i) he will be exposed to some of the most sensitive and confidential information possessed by the Company including strategic plans, marketing plans, information regarding long-term business opportunities and information regarding the development status of specific Company products, and (ii) the aforementioned information represents the product of the Company’s substantial investment in research and innovation, is critical to the Company’s competitive success, is disclosed to the Company’s senior leaders only on a strictly confidential basis, and is not made accessible to the public or to the Company’s competitors.

Executive further acknowledges and agrees that the business in which the Company is engaged is intensely competitive and that his employment by the Company has required, and will continue to require, that he have access to, and knowledge of, confidential information of the Company, including, but not limited to, certain or all of the Company’s methods, information, systems, plans for acquisition or disposition of products, expansion plans, financial status and plans, customer lists, client data, personnel information and trade secrets of the Company.

Therefore, during the term of this Agreement, Executive agrees to abide by all of the confidentiality provisions of the Consulting Agreement referenced in Section 14 below.

11.              Non-Delegation of Executive’s Rights. The obligations, rights and benefits of Executive hereunder are personal and may not be delegated, assigned or transferred in any manner by Executive.

12.              Return of Company Property. Upon termination of Executive’s employment for any reason or earlier, upon the Company’s request, Executive shall promptly return to the Company all Property (as defined herein) in his possession that has been entrusted or made available to Executive by the Company. For purposes of the Agreement, “Property” means all records, files, electronic storage media, memoranda, reports, price lists, customer lists, drawings, plans, sketches, keys, codes, computer hardware and software, equipment and other property of any kind or description prepared, used or possessed by Executive during Executive’s employment with the Company and, if applicable, any of its affiliates (and any duplicates of any such property), which relate to the Company or its affiliates, or the Company’s or its affiliates’ business, products or services.

13.              Remedies. In the event of a breach or threatened breach by Executive of any provision of Sections 10 or 12, Executive consents and agrees that the Company is entitled to seek injunctive relief in a court of appropriate jurisdiction, without the need to post any bond. The aforementioned equitable relief shall be in addition to, not in lieu of, the right of the Company to claim and recover damages in addition to injunctive relief.

14.              Entire Agreement and Amendment. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter of this Agreement, and supersedes and replaces all prior agreements, understandings and commitments with respect to such subject matter. This Agreement(until its expiration or termination) also supersedes and replaces the Consulting Agreement effective February 28, 2013, as amended, between Ramat Consulting Group and Neurotrope Bioscience, Inc., and any amendments thereto, (the “Consulting Agreement”), a copy of which is attached hereto. This Agreement may be amended only by a written document signed by both parties to this Agreement. However, should this Agreement terminate or expire due to non-renewal prior to the stated expiration of such Consulting Agreement (i.e., February 28, 2018), then the Company and Executive agree that automatically and without any further action by any party hereto, the Consulting Agreement shall be restored and become fully effective and reinstated on the same terms and conditions of such Consulting Agreement for the balance of its five (5) year term and which shall expire on February 28, 2018 unless extended or terminated earlier all in accordance with the terms and conditions of such Consulting Agreement.

15.              Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Agreement to the substantive law of another jurisdiction, and any action brought hereunder shall be brought in a court of competent jurisdiction in the State of New Jersey. The Company and the Executive do hereby submit to personal jurisdiction of the federal and state courts located in the State of New Jersey for purposes of any action brought hereunder.

16.              Successors. This Agreement shall inure to the benefit of the Company and its permitted successors and assign. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company.

17.              Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.              Severability. If any section, subsection or provision hereof is found for any reason whatsoever to be invalid or inoperative, that section, subsection or provision shall be deemed severable and shall not affect the force and validity of any other provision of this Agreement. If any covenant herein is determined by a count to be overly broad thereby making the covenant unenforceable, the parties agree and it is their desire that such court shall substitute a reasonable judicially enforceable limitation in place of the offensive part of the covenant and that as so modified the covenant shall be as fully enforceable as if set for the herein by the parties themselves in the modified form.

19.              Notices. Any notice, request, or instruction to be given hereunder shall be in writing and shall be deemed given when personally delivered or three (3) days after being sent by United States Certified Mail, postage prepaid, with Return Receipt Requested, to the parties at their respective addresses set forth below:

To the Company:

Chairman of the Board

Neurotrope BioScience, Inc.
50 Park Place
Newark, New Jersey 07102

To Executive:

Charles Ramat
20 W. 86th St., Apt. 4a
New York, New York 10024

20.              Waiver or Breach. The waiver by any party of any provisions of this Agreement shall not operate or be construed as a waiver of any prior or subsequent breach by the other party.

21.              Tax Withholding. The Company or an affiliate may deduct from all compensation and benefits payable under this Agreement any taxes or withholdings the Company is required to deduct pursuant to state, federal or local laws.

22.              Code Section 409A. To the extent applicable, it is intended that this Agreement and any payment made hereunder shall be exempt from or comply with the requirements of Section 409A of the Code, and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service (“Code Section 409A”). In the event any provision of this Agreement relating to payment of the Severance would cause the Severance payment to fail to be exempt from or satisfy Code Section 409A, then that provision shall be amended to comply with Code Section 409A, following which payment of the Severance shall be made in accordance with the amendment. Without limiting the generality of the foregoing, for all purposes under this Agreement, reference to Executive’s “termination of employment” (and corollary terms) with the Company shall be construed to refer to Executive’s “separation from service” (as determined under Treasury Regulation Section 1.409A-1(h), as uniformly applied by the Company) with the Company. In the event that Executive is, at the Date of Termination, a “specified employee” within the meaning of Code Section 409A and any related regulations, no amount which is nonqualified deferred compensation subject to such Code Section 409A and regulations shall be paid to Executive prior to the date which is six (6) months after Executive’s separation from service ; provided, however, that such amount shall, within five (5) business days following the date of termination, be placed into escrow by the Company for the benefit of Executive. If the payments are delayed as a result of the terms of this Section 22, than on the first business day following the end of such six (6) month period (or such earlier date upon which such amount can be released from escrow and paid under Section 409A of the Code without resulting in a prohibited distribution), the Company shall pay Executive a lump-sum amount equal to the cumulative amount that would have otherwise been payable to Executive during such period.

23.              Survival. Executive hereby acknowledges that obligations under Sections 10, 12, and 13 shall survive the termination of Executive’s employment and of the Employment Term and be binding by their terms at all times subsequent to the termination of employment for the periods specified therein. Additionally, upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

24.              Acknowledgment of Full Understanding. Executive acknowledges and agrees that he has fully read, understands, and voluntarily enters into this Agreement. Executive acknowledges and agrees that he has had an opportunity to ask questions and consult with an attorney of his choice prior to signing this Agreement.

25.              Indemnification. The Company does hereby indemnify Executive and his heirs, personal representatives, successors and assigns (“Executive Indemnified Parties”) and agree to defend and hold them harmless from and against any and all claims, damages, charges, liabilities, losses, judgments, fines, penalties, amounts paid in settlement or satisfaction of claims, costs and expenses (including without limitation reasonable attorneys’ fees and expenses) arising out of, relating to or accruing in respect of (i) liabilities and obligations of the Company or its business, products or assets, and claims relating to the conduct of the Company’s business, including, without limitation, liabilities for taxes, regulatory fines, assessments and penalties, and any claims or disputes of the Company with customers, doctors, patients, hospitals or other medical providers, insurers, investors, lenders, licensees, licensors, consultants, contractors, employees or others (ii) any breach or violation of any representation, warranty, covenant or obligation of the Company under this Agreement and (iii) any claims relating to the Company under federal, state or foreign securities laws (“Claims”). In addition, and without limitation of the foregoing sentence, the Company will indemnify Executive to the fullest and same extent as the Company provides indemnification to Directors generally from time to time under the Company’s Certificate of Incorporation, by-laws and applicable law, and under the Company’s policies of D&O insurance. The rights of indemnification provided by this Section 25 shall be in addition to, and not be deemed exclusive of, any other rights and remedies apart from this Agreement which may be available to Executive, whether by any contract, insurance policy, at law, in equity or otherwise. Notwithstanding the language contained above, the Company shall not be obligated to indemnify Executive in the event that any such Claims are caused by or arise from the fraudulent or willful misconduct of the Executive, as adjudicated by a court of competent jurisdiction.

26.              Obligations re Successor. The Company will require any successor (whether direct or indirect, by purchase of assets or capital stock, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, and whether or not in conjunction with a Change in Control, to assume expressly and agree in writing to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, the “Company” shall mean the Company as hereinabove defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

27.              Non-Solicit, Non-Compete, Equitable Relief.

a.                   Non Solicitation of Employees Executive agrees that while Executive is employed with the Company, and for one (1) year after Executive’s employment with the Company terminates for any reason, other than a Change of Control or by the Company without Cause or for Non-Renewal or by the Executive with Good Reason, Executive shall not, directly or indirectly, whether on behalf of Executive or others, solicit, lure, attempt to hire away or hire any individual who Executive knows, at the time of such solicitation, luring, or attempt to hire or hire, is or, within sixty (60) days prior to the date of such termination, luring, or attempt to hire aware or hire, was an employee of the Company.

b.                  Non – Compete For and in consideration of this exposure to confidential and sensitive information, and further in consideration of the salary, bonuses, stock and other incentives set forth in this Agreement, Executive agrees that during his employment with the Company and for twelve (12) months following the termination of his employment by any party or for any reason other than a Change of Control, by the Company without Cause, or Non-Renewal or by the Executive with Good Reason he will not (i) directly or indirectly engage in or associate in any country in which the Company is doing or has plans to do business with any entity engaging in the business engaged in by the Company (i.e., research, development and sale of products using bryostatin or bryologs (collectively, the “Specified Products”) ; or (ii) solicit, for competitive business purposes with respect to the Specified Products, any customer or partner of the Company. Notwithstanding the foregoing, the Executive and his affiliates shall at all times be permitted to (i) own passive investments (where he is not a director or officer) of less than twenty (20%) percent of any other enterprise and (ii) own investments (where he is not a director or officer) in large capitalization publicly traded companies in the pharmaceutical or medical industry, even if by chance such large companies engage in activities covering the Specified Products.

c.                   Injunctive Relief .Executive acknowledges that the Company would suffer irreparable harm if he fails to comply with the provisions of this Section 27, and that the Company would be entitled to any appropriate relief, including money damages, equitable relief and attorneys’ fees, without posting a bond. Executive further acknowledges that enforcement of the covenants in this section is necessary to ensure the protection and continuity of the business and goodwill of the Company and that, due to the proprietary nature of the business of the Company, the restrictions set forth herein are reasonable as to geography, duration and scope.

28.              Proprietary Rights.

Executive assigns all of Executive’s interest in any and all inventions, discoveries, improvements and patentable or copyrightable works initiated, conceived or made by Executive, either alone or in conjunction with others, during the Employment Term and related to the Specified Products in the Company’s business to the Company or its nominee. Whenever reasonably requested to do so by the Company, Executive, at Company’s expense, shall execute any and all applications, assignments or other instruments that the Company shall in good faith deem necessary to apply for and obtain trademarks, patents or copyrights of the United States or any foreign country or otherwise protect the interest of the Company and its affiliates in the Specified Products.. These obligations shall continue beyond the conclusion of the Employment Term with respect to inventions, discoveries, improvement or copyrightable works initiated, conceived or made by Executive with respect to the Specified Products during the Employment Term; and Executive shall not be entitled to receive any additional compensation in connection with the fulfillment of such obligations. For clarification of the foregoing, Executive is not a professional scientist, doctor, researcher or inventor and does not represent or purport that he does or will have any inventions, discoveries, improvements relating to the Company’s business or of the Specified Products, and this Section 28 is merely to cover any peripheral and/or inadvertent intellectual property arising from Executive’s involvement with the Company’s Specified Products.

29.              Attorney Fees.

In connection with the drafting and negotiation of this Agreement, the Company agrees to reimburse Executive for his attorney fees in an amount not to exceed $5,000.00 upon presentation of an appropriate invoice to the Company’s chief financial officer.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set forth above.

NEUROTROPE, INC.

By: /s/ Robert Weinstein

Its: Chief Financial Officer, Executive Vice

President, Secretary and Treasurer

NEUROTROPE BIOSCIENCE, INC.

By: /s/ Robert Weinstein

Its: Chief Financial Officer, Executive Vice

President, Secretary and Treasurer

/s/ Charles S. Ramat
Charles S. Ramat